UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 22, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 22, 2007, Mittal Steel Company N.V. issued the financial statements attached hereto as Exhibit 99.1, which is incorporated by reference herein.

Exhibit List

Exhibit No.	Description
Exhibit 99.1

The unaudited pro forma condensed combined balance sheet as of June 30, 2006 and the unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and for the six months ended June 30, 2006 of Mittal Steel Company N.V., adjusted after giving effect to the following transactions as if they occurred on June 30, 2006 for the pro forma condensed combined balance sheet and as if they occurred on January 1, 2005 for the pro forma condensed combined statements of income: (x) the acquisition by Mittal Steel of 100% of the common shares of International Steel Group Inc., (y) the acquisition by Mittal Steel of 94.0% of the outstanding common shares of Arcelor and 3% 2017 bonds convertible/exchangeable into new and/or existing Arcelor shares and (z) the proposed acquisition by Mittal Steel of the remaining outstanding minority interests in Arcelor Brasil S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1

The unaudited pro forma condensed combined balance sheet as of June 30, 2006 and the unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and for the six months ended June 30, 2006 of Mittal Steel Company N.V., adjusted after giving effect to the following transactions as if they occurred on June 30, 2006 for the pro forma condensed combined balance sheet and as if they occurred on January 1, 2005 for the pro forma condensed combined statements of income: (x) the acquisition by Mittal Steel of 100% of the common shares of International Steel Group Inc., (y) the acquisition by Mittal Steel of 94.0% of the outstanding common shares of Arcelor and 3% 2017 bonds convertible/exchangeable into new and/or existing Arcelor shares and (z) the proposed acquisition by Mittal Steel of the remaining outstanding minority interests in Arcelor Brasil S.A.